EXHIBIT 8.1
LIST OF SUBSIDIARIES

SUBSIDIARY NAME
JURISDICTION OF INCORPORATION
West Witwatersrand Gold Holdings Limited South Africa
Crown Consolidated Gold Recoveries Limited South Africa
DRDGOLD South African Operations (Pty) Limited South Africa
Blyvooruitzicht Gold Mining Company Limited South Africa
Crown Gold Recoveries (Pty) Limited South Africa
East Rand Proprietary Mines Limited South Africa
ErgoGold (formerly Elsburg Gold Mining Joint Venture)
(unincorporated)
South Africa
Argonaut Financial Services (Pty) Limited South Africa
Ergo Mining (Pty) Limited South Africa